SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                          Goody's Family Clothing, Inc.
              ---------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              ---------------------------------------------------
                         (Title of Class of Securities)

                                    382588101
              ---------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
              ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 2005
              ---------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 2 OF 9 PAGES


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Prentice Capital Management, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    16,600,470 (1) (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                16,600,470 (1)  (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                16,600,470 (1) (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.10% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1) Represents the 2,080,100 Shares owned by the Reporting Persons and the 14,520,370 Shares subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.

CUSIP NO.      382588101              SCHEDULE 13D/A         PAGE 3 OF 9 PAGES


-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    16,600,470 (1) (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                16,600,470 (1) (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                16,600,470 (1)(see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.10% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1) Represents the 2,080,100 Shares owned by the Reporting Persons and the 14,520,370 Shares subject to the Support Agreement by and among GF Goods Inc., GF Acquisition Corp. and the Principal Shareholders (as defined in Item 4) as more fully described in Item 4.

CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 4 OF 9 PAGES


         The Schedule 13D filed on October 6, 2005 by Prentice Capital Management, LP, a Delaware limited partnership, and Michael Zimmerman (together, the "Reporting Persons") relating to the shares of Common Stock, no par value (the "Shares"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Issuer"), amended by Amendment No. 1 filed on October 6, 2005, amended by Amendment No. 2 filed on October 12, 2005 and amended by Amendment No. 3 filed on October 25, 2005, is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D. The principal executive office of the Issuer is located at 400 Goody's Lane, Knoxville, TN 37922.

Item 3      Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding at the end thereto the following: The total amount of funds required to purchase all of the Shares pursuant to the Merger (as defined in Item 4 below) and the Offer (as defined in Item 4 below) is estimated to be approximately $327 million. GMM and Prentice are prepared to fund the full amount through debt and equity contributions to Parent. It is anticipated, however, that the source of funds for the Offer and the Merger will be a combination of equity contributions from GMM and Prentice and other co-investors and loans from one or more banks or other institutional lenders. The exact form terms and conditions of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined. GMM and Prentice issued a Commitment Letter to Parent and GF Acquisition on October 23, 2005 guaranteeing a direct or indirect contribution to Parent in an amount in cash equal to the aggregate Offer Price (as defined in the Merger Agreement). A copy of the Commitment Letter is


Item 4       Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

         On October 27, 2005, GF Acquisition and Parent entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement"), with the Issuer pursuant to which GF Acquisition will make an offer to acquire all of the issued and outstanding Shares for $9.60 per share (the "Offer Price"), upon the terms and conditions set forth in the Merger Agreement and Support Agreement (the "Offer"). The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. The Merger Agreement also provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Tennessee Business Corporation Act, GF Acquisition will be merger with and into the Issuer (the "Merger"). Each Share that remains outstanding shall then be converted in to the right to receive the Offer Price. Additionally, each option to purchase Shares shall be fully vested and will be cancelled in exchange for a cash payment equal to the product of (1) the excess of $9.60 over the exercise price per share of such option times (2) the number of Shares issuable upon exercise of such option (such amount, the "Option Consideration"). Following the Merger, the Issuer will continue as the surviving corporation and become a wholly owned subsidiary of the Parent and the separate corporate existence of GF Acquisition will cease. A copy of the Merger Agreement is filed as Exhibit K and is incorporated herein by reference.

         The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares that represents at least a majority of the then outstanding Shares on a fully diluted basis. The Merger Agreement further provides that upon purchase of and payment for any Shares by Parent, GF Acquisition, or any of their affiliates pursuant to the Offer, Parent is entitled to designate a number of directors, rounded up to the next whole number of directors, as will give Parent, GF Acquisition or any of their affiliates representation on the board of directors of the Issuer equal to the product of (i) the total number of directors on the Issuer's board of directors multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, GF Acquisition or any of their affiliates bears to the total number of Shares then issued and outstanding. The Issuer will, upon request of Parent, use its best efforts to promptly either increase the size of the Issuer's board of directors or, if necessary, secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent's designees to be so elected or appointed at that time.

         Also on October 27, 2005, Parent and GF Acquisition entered into the Support Agreement (the "Support Agreement") with Robert M. Goodfriend, the Chairman and Chief Executive Officer of the Issuer, Wendy S. Goodfriend, Jeffrey
A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and the Goodfriend Foundation (each a "Principal Shareholder" and collectively referred to herein as the "Principal Shareholders"). As of October 27, 2005, the Principal Shareholders owned an



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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 5 OF 9 PAGES


aggregate of 13,755,370 Shares and held options to purchase an additional 849,000 shares, 765,000 of which will be subject to the terms and conditions of the Support Agreement and 84,000 of which will be terminated and not exercisable pursuant to the Support Agreement. Such Shares held by the Principal Shareholders, including the exercisable options to purchase 765,000 shares held by such Principal Shareholders, represent approximately 42.8% of the outstanding Shares.

         Pursuant to Section 3(c) of the Support Agreement, the Principal Shareholders have severally agreed to (a) within five business days after the commencement of the Offer, accept the Offer and validly tender all of the Shares of the Principal Shareholders in accordance with the terms of the Offer (as defined in the Merger Agreement) and (b) validly tender all of their Shares pursuant to and in accordance with the terms of the Offer, and to not withdraw, or cause to be withdrawn, all or any portion of such Shares from the Offer, unless the Support Agreement is terminated. Under the Support Agreement, each Principal Shareholder, acting solely in its capacity as a Principal Shareholder and not as a director or officer of the Issuer or in any other capacity, severally and not jointly with any other Principal Shareholder, agreed to vote, as requested by GF Acquisition, all of such Principal Shareholder's Shares against (A) any Acquisition Proposal (as defined in the Merger Agreement), (B) any action which would result in a change in a majority of the individuals who constitute the board of directors (as defined in the Merger Agreement) and (C) any amendment of the Issuer's Charter or by-laws or any other proposal or transaction involving the Issuer or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. A copy of the Support Agreement is filed as Exhibit L and is incorporated herein by reference.

         Also pursuant to the Support Agreement, (i) each Principal Shareholder, no later than one business day prior to the expiration date of the Offer, as set forth in the Merger Agreement, shall take all actions necessary or desirable to exercise or convert all options to acquire Shares which have an exercise price equal to or less than the Offer Price into Shares and shall validly tender such Shares and (ii) prior to the commencement of the Offer, each Principal Shareholder has agreed to execute a written acknowledgement to Parent, GF Acquisition and the Issuer confirming that as of the effective date of the Merger the payment of the Option Consideration, if any, for all of their stock rights with an exercise price equal to or less than Offer Price per share will satisfy in full the Issuer's obligation and, subject to the payment of the Option Consideration, if any, all stock rights by such Principal Shareholder (including those with an exercise price or conversion price in excess of the Option Consideration with respect to such stock rights) will, without any action on the part of the Issuer or the Principal Shareholder, be deemed terminated, canceled, void and of no further force.

         Also pursuant to the Support Agreement, the Principal Shareholders have agreed to vote all of their Shares against (a) any "acquisition proposal" (as defined in the Merger Agreement), (b) any action which would result in a change in a majority of the individuals who constitute the Issuer's board of directors and (c) any amendment of the Issuer's Charter or by-laws or any other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement, the Merger or any of the other transactions.

         Also pursuant to the Support Agreement, each Principal Shareholder irrevocably granted to, and appointed, Isaac Dabah, Michael Zimmerman and any other individual who shall hereafter be designated by the Purchaser, their proxy and attorney-in-fact (with full power of substitution) to vote all of their Shares, or grant a consent or approval in respect of their Shares, at any meeting of shareholders of the Issuer or in any other circumstances upon which



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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 6 OF 9 PAGES


their vote, consent or other approval is sought in the manner described in the preceding paragraph. The Support Agreement will terminate upon a valid termination of the Merger Agreement.

         Also pursuant to the Support Agreement, each Principal Shareholder has grated to GF Acquisition an irrevocable option (the "Option") to purchase all of the Shares held by each such Principal Shareholder at an exercise price of $9.60 per share, subject to adjustment. GF Acquisition's designee may exercise the Option, in whole or in part, at any time, or from time to time following the occurrence of the termination of the Merger Agreement (i) by Parent or GF Acquisition in accordance with Section 8.03(c) of the Merger Agreement or (ii) by the Issuer for any reason (other than in accordance with Section 8.04(a) or Section 8.04(b) of the Merger Agreement). In the event that GF Acquisition exercises the Option following a termination of the Merger Agreement by the Issuer (other than a termination in accordance with Section 8.04(c) of the Merger Agreement), then Acquisition Corp. shall use its reasonable best efforts to acquire the remaining Shares not held by it or its affiliates at a price equal to $9.60 per share at the earliest practicable date following the closing of the Option purchase.

         Also on October 27, 2005, in connection and concurrent with the Merger Agreement and for the purpose of facilitating the transactions thereby, GF Acquisition, Parent and the Issuer also entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of October 27, 2005. Under such agreement, the Issuer has granted to GF Acquisition an irrevocable option (the "Purchaser Option") to purchase up to that number of Shares ("Purchaser Option Shares") that, when added to the number of Shares owned by GF Acquisition at the time of such exercise, would constitute one share more than 90% of the Shares on a fully-diluted basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the price paid in the Offer. The Purchaser Option will not be exercisable unless immediately after such exercise the Purchaser would own more than 90% of the Shares then outstanding. Such Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or GF Acquisition as a result of which Parent, GF Acquisition and their affiliates own beneficially at least 80% of the outstanding Shares. The option shall terminate upon the termination of the Merger Agreement, the effective time of the Merger, upon the date which is thirty-five days after GF Acquisition has paid for Shares constituting at least 80% of the Shares then outstanding, or upon such later date on which the closing of a purchase may be consummated. A copy of the Stock Option Agreement is filed as Exhibit M and is incorporated herein by reference.

         Parent currently intends to seek to cause the Issuer to terminate the listing of the Shares on Nasdaq and the registration of the Shares under the Exchange Act as soon as possible following completion of the Merger.

         Except as set forth herein, neither of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with respect to the proposed acquisition of the Issuer and their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.



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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 7 OF 9 PAGES


Item 5      Interest in Securities of the Issuer.

         Item 5(a) is hereby amended and supplemented by adding at the end thereto the following:

         In reliance on information provided by the Issuer in the Merger Agreement, there were 33,136,497 Shares outstanding as of October 27, 2005. Parent and GF Acquisition, pursuant to the Support Agreement, have acquired the right (i) to vote the Shares owned by the Principal Shareholders against certain transactions and actions of the Issuer as described in Item 4 and (ii) to acquire such Shares under certain circumstances as described in Item 4 and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own and to share the power to vote or to direct to vote of 14,520,370 Shares, or approximately 42.8% of the outstanding Common Stock of the Issuer. The Reporting Persons disclaim beneficial ownership of all such Shares.

         Item 5(b) is hereby amended and supplemented by adding at the end thereto the following:

         The Reporting Persons may be deemed to hold the power to vote or to direct to vote or to dispose or to direct the disposition of the Shares described in Item 5(a) which are subject to the Support Agreement.



Item 7.       Material to be Filed as Exhibits.

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005 (previously filed)

5. Exhibit E - Letter to Issuer, dated October 11, 2005 (previously filed)

6. Exhibit F - Letter to Issuer, dated October 23, 2005 (previously filed)

7. Exhibit G - Form of Acquisition Agreement (previously filed)

8. Exhibit H - Form of Stock Option Agreement (previously filed)

9. Exhibit I - Form of Support Agreement (previously filed)

10. Exhibit J - Commitment Letter, dated October 23, 2005 (previously filed)

11. Exhibit K - Acquisition Agreement and Plan of Merger, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Issuer

12. Exhibit L - Support Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Principal Shareholders

13. Exhibit M - Stock Option Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Issuer




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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 8 OF 9 PAGES



                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 31, 2005



                                        PRENTICE CAPITAL MANAGEMENT, LP

                                        BY: /S/ CHARLES PHILLIPS
                                           ------------------------
                                        Name:  Charles Phillips
                                        Title: Chief Operating Officer

                                        MICHAEL ZIMMERMAN

                                        /S/ MICHAEL ZIMMERMAN
                                        -------------------------------
                                        Michael Zimmerman




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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 9 OF 9 PAGES



                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005 (previously filed)

5. Exhibit E - Letter to Issuer, dated October 11, 2005 (previously filed)

6. Exhibit F - Letter to Issuer, dated October 23, 2005 (previously filed)

7. Exhibit G - Form of Acquisition Agreement (previously filed)

8. Exhibit H - Form of Stock Option Agreement (previously filed)

9. Exhibit I - Form of Support Agreement (previously filed)

10. Exhibit J - Commitment Letter, dated October 23, 2005 (previously filed)

11. Exhibit K - Acquisition Agreement and Plan of Merger, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Issuer

12. Exhibit L - Support Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Principal Shareholders

13. Exhibit M - Stock Option Agreement, dated as of October 27, 2005, by and among GF Acquisition, Parent and the Issuer